UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **February 28, 2007**

INTERMOUNTAIN REFINING CO., INC.

(Exact name of registrant as specified in its charter)

Commission file number: **333-91191**

NEW MEXICO	**74-2329327**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1921 Bloomfield Boulevard
Farmington, New Mexico 87401
Telephone: (505) 326-2668
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

Check appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01: Completion of Acquisition or Disposition of Assets

Effective as of February 28, 2007, Intermountain sold all of its interests in its Kansas natural gas producing properties, located in Scott and Finney Counties, Kansas, to FIML Natural Resources, LLC, an unrelated party, for a cash payment of $1,100,000.

The natural gas producing properties sold were comprised of 18 gas wells producing from approximately 8,600 net acres, with estimated net remaining reserves of approximately 1.97 billion cubic feet of gas. The estimated net book value of the properties as of February 28, 2007 was approximately $400,000 with estimated asset retirement obligations of approximately $24,000.

Intermountain may receive additional compensation of up to $370,000, contingent upon the successful return of natural gas production from one of the gas units sold. The well located on the subject gas unit experienced a significant casing failure in late 2006 and gas production had not yet been restored as of the effective date of the sale. Intermountain intends to pursue the return of production from the gas unit and anticipates that it will incur some additional repair costs associated with its efforts.

Intermountain did not have a formal plan for the disposition of the properties and the decision to sell the properties was precipitated by recent changes in its gas sale, gathering, and processing contract with Oneok, along with upward trending operating costs, which were estimated to have a significant negative impact on the future profitability of the properties.

Intermountain intends to consider the acquisition of other oil and/or gas producing properties to replace the properties sold.

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

Intermountain Refining Co., Inc.

Date: March 14, 2007

By: /s/ Rick L. Hurt
Rick L. Hurt, Secretary/Treasurer